UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

M/A-COM Technology Solutions Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55405Y100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 55405Y100	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 55405Y100	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G

CUSIP No. 55405Y100	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 55405Y100	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 55405Y100	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 55405Y100	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G

CUSIP No. 55405Y100	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G

CUSIP No. 55405Y100	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I (UK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,745,341 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,745,341 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,745,341 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 55405Y100	Page 10 of 16 Pages

Item 1(a)	Name of Issuer:

M/A-COM Technology Solutions Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Chelmsford Street, Lowell, Massachusetts 01851

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. (individually an “Entity” and collectively the “Entities”).

Summit Partners, L.P. is (i) the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., and (ii) the manager of Summit Investors Management, LLC, which is the managing member of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a three-person Investment Committee currently composed of Bruce R. Evans, Martin J. Mannion and Peter Y. Chung, has voting and dispositive authority over the shares held by each of these entities.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

13G

CUSIP No. 55405Y100	Page 11 of 16 Pages

Item 2(c)	Citizenship:

Each of Summit Partners, L.P., Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Summit Partners PE VII, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is a limited liability company organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. is a Cayman exempted limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

55405Y100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

Each of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors Management, LLC, Summit Investors I, LLC and Summit Investors I (UK), L.P. may be deemed to own beneficially 9,745,341 shares of Common Stock as of December 31, 2012.

As of December 31, 2012, Summit Partners Private Equity Fund VII-A, L.P. was the record owner of 5,283,026 shares of Common Stock and 792,454 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012. As of December 31, 2012, Summit Partners Private Equity Fund VII-B, L.P. was the record owner of 3,173,070 shares of Common Stock and 475,960 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012. As of December 31, 2012, Summit Investors I, LLC was the record owner of 14,108 shares of Common Stock and 2,116 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012. As of December 31, 2012, Summit Investors I (UK), L.P. was the record owner of 996 shares of Common Stock and 149 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2012.

13G

CUSIP No. 55405Y100	Page 12 of 16 Pages

Amounts beneficially owned by the Entities also include 831 shares of Common Stock issued, and 2,631 shares of Common Stock issuable within 60 days of December 31, 2012, upon the vesting and settlement of restricted stock units granted to Peter Y. Chung. Mr. Chung received such restricted stock units as part of director compensation and holds the Common Stock and the restricted stock units for the benefit of Summit Partners, L.P., which determines when the shares will be sold and is entitled to the proceeds of any such sales.

The shares, warrants and restricted stock units held of record by each Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Mr. Chung, each for the benefit of Summit Partners, L.P. are referred to herein collectively as the “Record Shares.” By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of M/A-COM Technology Solutions Holdings, Inc., except for Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P., in each case, for the shares which it holds of record as provided in the prior paragraph.

(b)	Percent of class:

Summit Partners, L.P.: 21.3%

Summit Partners PE VII, LLC: 21.3%

Summit Partners PE VII, L.P.: 21.3%

Summit Partners Private Equity Fund VII-A, L.P.: 21.3%

Summit Partners Private Equity Fund VII-B, L.P.: 21.3%

Summit Investors Management, LLC: 21.3%

Summit Investors I, LLC: 21.3%

Summit Investors I (UK), L.P.: 21.3%

The foregoing percentages are calculated using the 45,743,265 shares of Common Stock outstanding as disclosed in M/A-COM Technology Solutions Holdings, Inc.’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2013, and assumes that 1,270,679 shares of Common Stock underlying warrants and 2,631 shares of Common Stock underlying restricted stock units, are outstanding.

13G

CUSIP No. 55405Y100	Page 13 of 16 Pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each reporting person

(ii) shared power to vote or to direct the vote:

Summit Partners, L.P.: 9,745,341

Summit Partners PE VII, LLC: 9,745,341

Summit Partners PE VII, L.P.: 9,745,341

Summit Partners Private Equity Fund VII-A, L.P.: 9,745,341

Summit Partners Private Equity Fund VII-B, L.P.: 9,745,341

Summit Investors Management, LLC: 9,745,341

Summit Investors I, LLC: 9,745,341

Summit Investors I (UK), L.P.: 9,745,341

(iii) sole power to dispose or to direct the disposition of:

0 shares of Common Stock for each reporting person

(iv) shared power to dispose or to direct the disposition of:

Summit Partners, L.P.: 9,745,341

Summit Partners PE VII, LLC: 9,745,341

Summit Partners PE VII, L.P.: 9,745,341

Summit Partners Private Equity Fund VII-A, L.P.: 9,745,341

Summit Partners Private Equity Fund VII-B, L.P.: 9,745,341

Summit Investors Management, LLC: 9,745,341

Summit Investors I, LLC: 9,745,341

Summit Investors I (UK), L.P.: 9,745,341

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

13G

CUSIP No. 55405Y100	Page 14 of 16 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 12, 2013.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC, its

general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

		* By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

* *	Pursuant to Powers of Attorney attached hereto as Exhibit 2.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of M/A-COM Technology Solutions Holdings, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 12th day of February 2013.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

		* By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

**	Pursuant to Powers of Attorney attached hereto as Exhibit 2.

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robin W. Devereux his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself individually or on behalf of each of any affiliate of Summit Partners, L.P. that is not a portfolio company, including without limitation those entities listed on the attached Exhibit A, on matters relating to:

(a)	Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 144 promulgated under the Securities Act of 1933, as amended (the “33 Act”) and any and all regulations promulgated thereunder, including filings with the Securities and Exchange Commission pursuant thereto;

(b)	any written ballot or proxy with respect to any investment securities owned beneficially or of record by any such entities;

(c)	such filings required pursuant to the Internal Revenue Code of 1986, as amended, and any related regulations, pertaining to such entities

(d)	economic exhibits relating to such entities; and

(e)	the PATRIOT Act.

and to file the same, with all exhibits thereto, and any other documents in connection therewith, with, as applicable, (i) the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, and/or (ii) the Internal Revenue Service, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Said attorney-in-fact is entitled to amend Exhibit A from time to time to reflect additional affiliates of Summit Partners, L.P. that are not portfolio companies.

The undersigned hereby acknowledges that this Power of Attorney supercedes, revokes and terminates any power of attorney executed by the undersigned prior to the date hereof for the purposes listed above.

[Exhibit A and Signature Pages Follow]

Power of Attorney

Exhibit A

HKL I Partners	Summit Accelerator Management, LLC
HKL I, LLC	Summit Accelerator Management, L.P.
SD II Bennington Blocker Corp.	Summit Accelerator Partners, LLC
SD II Eyeglass Blocker Corp.	Summit Accelerator Partners, L.P.
SD II Eyeglass Holdings, L.P.	Summit Founders’ Fund II, L.P.
SD III-B Nomacorc Blocker Corp.	Summit Founders’ Fund, L.P.
SD III-B Nomacorc Holdings, L.P.	Summit GmbH & Co. Beteiligungs KG
SD III-B Tippmann Blocker Corp.	Summit Incentive Plan II, L.P.
SD III-B Tippmann Holdings, L.P.	Summit Incentive Plan, L.P.
SD III-B Tivoli Blocker Corp.	Summit Investment Holdings Trust
SD III-B Tivoli Holdings, L.P.	Summit Investment Holdings Trust II
SD III-B TUI Blocker Corp.	Summit Investors (SAF) IV, L.P.
SD III-B TUI Holdings, L.P.	Summit Investors Holdings Trust
SDIII-B Focus Blocker Corp.	Summit Investors I (UK), L.P.
SDIII-B Focus Holdings, L.P.	Summit Investors I, LLC
Shearson Summit Partners Management, L.P.	Summit Investors II, L.P.
SP (1984), L.P.	Summit Investors III, L.P.
SP PE VII-B Announce Blocker Corp.	Summit Investors Management, LLC
SP PE VII-B Announce Holdings, L.P.	Summit Investors VI, L.P.
SP PE VII-B Nomacorc Holdings, L.P.	Summit Investors, L.P.
SP VC II-B TMFS Blocker Corp.	Summit LogistiCare LLC
SP VC II-B TMFS Holdings, L.P.	Summit Master Company, LLC
Sparta Holding Corporation	Summit Partners III S.a.r.l.
SPPE VII-B Aurora Blocker Corp.	Summit Partners PE VII, LLC
SPPE VII-B Aurora Holdings, L.P.	Summit Partners PE VII, L.P.
SPPE VII-B CD Blocker Corp.	Summit Partners Blocker, Inc.
SPPE VII-B Champion Blocker Corp.	Summit Partners Europe Private Equity Fund, L.P.
SPPE VII-B Nomacorc Blocker Corp.	Summit Partners Europe, L.P.
SPPE VII-B SUN Blocker Corp.	Summit Partners Europe, LTD.
SPPE VII-B SUN Holdings, L.P.	Summit Partners F.F. Corp.
SPPE VII-B TUI Blocker Corp.	Summit Partners Holdings, L.P.
SPPE VII-B TUI Holdings, L.P.	Summit Partners II S.a.r.l.
SPVCII-B Anesthetix Blocker Corp.	Summit Partners II, L.P.
SPVCII-B LiveOffice Blocker Corp.	Summit Partners III, L.P.
Stamps, Woodsum & Co.	Summit Partners IV, L.P.
Stamps, Woodsum & Co. II	Summit Partners, LLC
Stamps, Woodsum & Co. III	Summit Partners Private Equity Fund VII-A, L.P.
Stamps, Woodsum &Co. IV	Summit Partners Private Equity Fund VII-B, L.P.
Summit Accelerator Founders’ Fund, L.P.	Summit Partners S.a.r.l.
Summit Accelerator Fund, L.P.	Summit Partners SD II, LLC

Power of Attorney

Exhibit A

Summit Partners SD III, L.P.	Summit Ventures V, L.P.
Summit Partners SD III, LLC	Summit Ventures VI-A, L.P.
Summit Partners SD IV, LLC	Summit Ventures VI-B HCP Blocker Corp.
Summit Partners SD IV, LP	Summit Ventures VI-B HCP, L.P.
Summit Partners SD IV-A, LP	Summit Ventures VI-B, L.P.
Summit Partners SD IV-B, LP	Summit Ventures, L.P.
Summit Partners SD, L.P.	Summit Verwaltings GmbH
Summit Partners V S.a.r.l.	Summit VI Advisors Fund, L.P.
Summit Partners V, L.P.	Summit VI Entrepreneurs Fund L.P.
Summit Partners VC II LLC	Summit/CAM Holdings, LLC
Summit Partners VC II LP	Summit/Meditech LLC
Summit Partners Venture Capital Fund II-A, L.P.	Summit/Sun Holdings, LLC
Summit Partners Venture Capital Fund II-B, L.P.	SV Eurofund, C.V.
Summit Partners VI (GP), L.P.	SV International, L.P.
Summit Partners VI (GP), LLC	SV VI -B Eyeglass Common Blocker Corp.
Summit Partners VI-A France	SV VI -B Eyeglass Preferred Blocker Corp.
Summit Partners VI-A S.a.r.l.	SV VI B Tippmann Common Blocker Corp.
Summit Partners VI-B France	SV VI B Tippmann Preferred Blocker Corp.
Summit Partners VI-B S.a.r.l.	SV VI Tippmann Holdings. L.P.
Summit Partners VII-A S.a.r.l.	SV VI-B Aurora Blocker Corp.
Summit Partners VII-B S.a.r.l.	SV VI-B Aurora Holdings, L.P.
Summit Partners VIII S.a.r.l.	SV VI-B Bennington Blocker Corp.
Summit Partners, L.P.	SV VI-B Bennington Holdings, L.P.
Summit Partners, LP Profit Sharing Plan and Trust	SV VI-B CAM Blocker Corp.
Summit Partners, LP Savings and Investment Plan	SV VI-B CAM Holdings, L.P.
Summit Partners, Ltd.	SV VI-B CD Blocker Corp.
Summit Retained Earnings, L.P.	SV VI-B CD Holdings, L.P.
Summit Subordinated Debt Fund II, L.P.	SV VI-B Commnet Common Blocker Corp.
Summit Subordinated Debt Fund III-A, L.P.	SV VI-B Commnet Holdings, L.P.
Summit Subordinated Debt Fund III-B, L.P.	SV VI-B Commnet Preferred Blocker Corp.
Summit Subordinated Debt Fund, L.P.	SV VI-B Eyeglass Holdings, L.P.
Summit TRI, L.P.	SV VI-B Focus Blocker Corp.
Summit UK Advisory LLC	SV VI-B Focus Holdings, L.P
Summit V Advisors Fund QP, L.P.	SV VI-B LiteCure Blocker Corp.
Summit V Advisors Fund, L.P.	SV VI-B LiteCure, L.P.
Summit V Companion Fund, L.P.	SV VI-B Tippmann Holdings. L.P.
Summit Ventures II, L.P.	SV VI-B Tivoli Blocker Corp.
Summit Ventures III, L.P.	SV VI-B Tivoli Holdings, LP
Summit Ventures IV, L.P.	SWC Holdings CO.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 27 day of August, 2008.

/s/ Gregory M. Avis
Gregory M. Avis

State of California	)
) ss:
County of San Mateo	)

On this 27 day of August, 2008, before me personally came Gregory M. Avis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ John R. Carroll
John R. Carroll

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came John R. Carroll, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Peter Y. Chung
Peter Y. Chung

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Peter Y. Chung, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5 day of Sept., 2008.

/s/ Scott C. Collins
Scott C. Collins

Kingdom of England	)
) ss:
City of London	)

On this 5th day of September, 2008, before me personally came Scott C. Collins, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Christopher J. Dean
Christopher J. Dean

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Christopher J. Dean, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Bruce R. Evans
Bruce R. Evans

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Bruce R. Evans, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Charles J. Fitzgerald
Charles J. Fitzgerald

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Charles J. Fitzgerald, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21 day of August, 2008.

/s/ Craig D. Frances
Craig D. Frances

State of California	)
) ss:
County of San Mateo	)

On this 21 day of August, 2008, before me personally came Craig D. Frances, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas H. Jennings
Thomas H. Jennings

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Thomas H. Jennings, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Walter G. Kortschak
Walter G. Kortschak

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Walter G. Kortschak, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5th day of September, 2008.

/s/ Sotiris T. Lyritzis
Sotiris T. Lyritzis

Kingdom of England	)
) ss:
City of London	)

On this 5th day of September, 2008, before me personally came Sotiris T. Lyritzis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Martin J. Mannion
Martin J. Mannion

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Martin J. Mannion, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12 day of August, 2008.

/s/ Harrison B. Miller
Harrison B. Miller

State of California	)
) ss:
County of San Mateo	)

On this 12 day of August, 2008, before me personally came Harrison B. Miller, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Kevin P. Mohan
Kevin P. Mohan

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Kevin P. Mohan, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas S. Roberts
Thomas S. Roberts

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Thomas S. Roberts, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10 day of September, 2008.

/s/ E. Roe Stamps
E. Roe Stamps

State of Florida	)
) ss:
County of Monroe	)

On this 10 day of September, 2008, before me personally came E. Roe Stamps, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Joanne Muniz
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Joseph F. Trustey
Joseph F. Trustey

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Joseph F. Trustey, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Stephen G. Woodsum
Stephen G. Woodsum

Commonwealth of Massachusetts	)
) ss:
Country of Suffolk	)

On this 15 day of September, 2008, before me personally came

Stephen G. Woodsum, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Peter Danbridge
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of December, 2010.

/s/ Joseph J. Kardwell
Joseph J. Kardwell

Commonwealth of Massachusetts	)
) ss:
Country of Suffolk	)

On this 9 day of December, 2010, before me personally came Joseph J. Kardwell, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Ma Laarni Canoy
Notary Public